Dan Donahue
Tel 949.732.6557
Fax 949.732.6501
donahued@gtlaw.com

June 30, 2009

VIA EDGAR

Ms. Kate Tillan
Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549

Re:           CPC of America, Inc.
 File No. 000-24053

Dear Ms. Tillan:

This firm represents CPC of America, Inc. (“Company”) and we are writing in response to the staff’s letter dated June 16, 2009 to Mr. Rod A. Shipman, president and chief executive officer of the Company.

On behalf of the Company, this will confirm that our April 8, 2009 letter to you was not intended to convey that the Company at any time believed that the Company financial statements that were the subject of restatements conducted in 2009 should no longer be relied upon because of an error in such financial statements as addressed in Accounting Principles Board Opinion No. 20.  In fact, at no time has the Company’s board of directors, any committee of the board of directors or any officer of the Company concluded that the financial statements of the Company made part of its originally filed 2007 Form 10-K or 2008 quarterly reports on Form 10-Q should no longer be relied upon because of an error in such financial statements as addressed in Accounting Principles Board Opinion No. 20.  The second paragraph of our letter dated April 8, 2009 was intended to convey the belief of the Company’s senior management that there is no basis for concluding that financial statements made part of the Company’s originally filed 2007 Form 10-K or 2008 quarterly reports on Form 10-Q should no longer be relied upon because of an error in such financial statements as addressed in Accounting Principles Board Opinion No. 20.

The Company has endeavored to fully respond to the staff’s comments set forth in its June 16, 2009 letter.  On behalf of the Company, please be advised that the Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings with the Commission; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GREENBERG TRAURIG, LLP n  ATTORNEYS AT LAW  n  WWW.GTLAW.COM
3161 Michelson Drive, Suite 1000 n  Irvine, California 92612  n  Tel 949.732.6500  n  Fax 949.732.6501

Ms. Kate Tillan
Securities and Exchange Commission
June 30, 2009

Thank you in advance for your review of the enclosed.  Please contact the undersigned at (949) 732-6557 if you have any questions.

Very truly yours,

Greenberg Traurig llp

/s/ Daniel K. Donahue

DD/df
cc:           CPC of America, Inc.
Cacciamatta Accountancy Corporation